

February 27, 2023

Ying Huang, Ph.D.
Chief Executive Officer
Legend Biotech Corporation
2101 Cottontail Lane
Somerset, NJ 08873

>   **Re: Legend Biotech Corp**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **File No. 001-39307**

Dear Ying Huang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Mark Ballantyne